Exhibit 12

Black Hills Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

							Six months
							ended
		Year ended December 31,					June 30,
		2013	2012	2011	2010	2009	2014
Ratio =	Earnings/Fixed Charges

Earnings as defined by Regulation S-K
Income (loss) from continuing operations		$115,846	$88,505	$40,365	$63,141	$77,269	$67,938

Add	Income Taxes	61,608	48,400	18,224	22,169	32,851	36,017
	(Income) loss from equity investee	86	(10)	(1,121)	(1,559)	(1,343)	—
	Income (loss) from continuing operations before equity in earnings of subsidiaries and income taxes	177,540	136,895	57,468	83,751	108,777	103,955

Plus	Fixed Charges as Defined	115,820	120,011	118,649	107,824	90,726	37,587
	Distributed income of equity investees	—	261	2,197	2,444	4,813	—
					—	—
Less	Interest capitalized	(1,061)	(682)	(11,260)	(4,381)	(349)	(503)

	Total Adjusted Earnings	$292,299	$256,485	$167,054	$189,638	$203,967	$141,039

Fixed Charges as defined in Regulation S-K
	Interest expense (net of capitalized amounts)	$112,918	$117,072	$105,424	$101,295	$89,092	$35,243
Plus	Interest capitalized	1,061	682	11,260	4,381	349	503
	Estimate of interest within rental expense	1,841	2,257	1,965	2,148	1,285	1,841
	Subtotal	115,820	120,011	118,649	107,824	90,726	37,587

	Fixed Charges as Defined	$115,820	$120,011	$118,649	$107,824	$90,726	$37,587

	Ratio of Earnings to Fixed Charges	2.52	2.14	1.41	1.76	2.25	3.75